P.E. 1/31/02

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: <u>0-30204</u>

For the Month of January, 2002

Internet Initiative Japan Inc.

(Translation of registrant's name into English)

Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATE BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Internet Initiative Japan Inc.

Date: Jan. 31, 2002

By: [signature]
Koichi Suzuki
President, Chief Executive Officer and
Representative Director

EXHIBIT 1

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Launches "IIJ Hosting ONE Service"

— *New hosting service integrating web, e-mail and DNS functions* —

TOKYO, January 7, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), Japan's leading Internet access and comprehensive solutions provider, announced that, effective January 16, it will launch a new hosting service named "IIJ Hosting ONE Service" as part of its value-added services lineup. The service, mainly targeted at medium-sized enterprises, provides users with web, e-mail and Domain Name System (DNS) administration functions, in a single package with one gigabyte of disk space.

The service was developed utilizing Sphera Corporation's HostingDirector™, a Web hosting automation and management platform that enables integration and management of multiple server functions. The hosting servers for this service are managed by IIJ, with a promise for a highly reliable and robust data hosting environment with direct connections to IIJ's network, one of the largest Internet backbone networks in Japan. The monthly charge for the service is JPY30,000.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

EXHIBIT 2

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Upgraded Japan-US lines to 2.25Gbps

TOKYO, January 8, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that it completed an upgrade of its Japan-US backbone lines to 2.25Gbps from 1.8Gbps effective today, by securing additional capacity of 600Mbps between Tokyo and San Jose. IIJ increased its Japan-US backbone capacities by approximately 12,000 times since it placed its first international dedicated line in March 1994.

"While expanding capacity as one of the world's largest and fastest Internet backbones between Japan and the U.S, we have successfully reduced our international backbone costs, the company's largest cost reduction item," said Koichi Suzuki, President and CEO of IIJ. "We expect further decline in the international backbone costs in the next couple of quarters by continuous renegotiation of Japan-US backbone procurement costs with several cable carriers, and to improve steadily our operating profitability."

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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EXHIBIT 3

IIJ
Internet Initiative Japan

For Immediate Release

IIJ Linked its Backbones to JPNAP Osaka

TOKYO, January 9, 2002 -- Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that it linked its backbone network to JPNAP Osaka, the latest Internet eXchange (IX) point in the western part of Japan, with 1Gbps bandwidth as of January 8, 2002. JPNAP Osaka is operated by IIJ's 26.0% affiliate, Internet Multifeed Co. ("MFEED").

The new IX launched in Osaka on December 13, 2001, addresses the issue of Internet traffic concentration around the Tokyo metropolitan area. For IIJ, this is the second commercial IX point connected in Japan, followed by JPNAP Tokyo.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

About MFEED
Internet Multifeed Co. (MFEED) was established in September 1997 by IIJ group, NTT group and leading content providers in Japan. MFEED has operated a data center in Tokyo, which especially designed to handle the ever-increasing flow of Internet traffic smoothly and efficiency by realizing high-speed and high-volume distribution to end users. MFEED also started commercial IX services called JPNAP in May 2001.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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EXHIBIT 4

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Launch "Omnibus" Network Management Solution

— *Integrates Internet, Intranet and VPNs for Corporate Customers* —

TOKYO, January 17, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), Japan's leading Internet access and comprehensive solutions provider, today announced that it will launch "Omnibus", a new network management solution as part of its Value-added Services, as of February 1, 2002. The new service was developed specifically to enable corporate customers to integrate their various network systems such as Internet, Intranet, VPNs by interconnecting them at IIJ Internet data centers. The Omnibus service will also integrate customers' security systems, including firewalls and intrusion detective systems.

"The new Omnibus solution will address the challenges for corporate customers facing dispersed administrations across their various network systems," said Koichi Suzuki, President and CEO of IIJ. "We also expect Omnibus to increase usage of our network services and to deepen our relations with customers by managing their networks seamlessly."

The initial charge for the Omnibus service is JPY300,000. Monthly charges are aligned with the number of ports to be used for the service, ranging from JPY180,000 (6 ports) to JPY720,000 (24 ports).

At the initial stage, Omnibus is compatible with the IIJ group's network services including: IIJ Data Center Connectivity Service for Internet connectivity; Crosswave's Wide-area Ethernet Platform Services for LAN-based Intranet connection; IIJ Global VPN Service for Japan-US VPN connections; and A-Bone VPN Services for VPN connections in Asia. For security systems, Omnibus is available with IIJ Security Premium, IIJ Intrusion Detective Services, and IIJ Secure Remote Access. Also IIJ is looking at the future inclusion of Intranet application services as part of the Omnibus solutions.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

EXHIBIT 5

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Add New Variations to its IIJ FiberAccess/F

TOKYO, January 22, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), Japan's leading Internet access and comprehensive solutions provider, today announced that the Company will add new variations to its IIJ FiberAccess/F service, an Internet connectivity service for corporate users adapted to the regional NTTs' optical fiber lines, beginning February 1, 2002. Two new variations of the service are "1/64C" for two fixed IP addresses and "1/256C" for one fixed IP address.

Currently the IIJ FiberAccess/F offers Internet access over 10Mbps to 100Mbps optical fiber lines with two variations: "1/32C" for 6 fixed IP addresses and "1/16C" for 14 fixed IP addresses. The two new offerings maintain the same connection speed as the existing items but are fewer number of fixed IP addresses with less expensive prices.

The IIJ FiberAccess/F service is available in Tokyo, Kanagawa, Osaka and Aichi prefectures in Japan. The initial charge for the service is JPY50,000. The monthly charge for 1/64C item will range between JPY38,000 and JPY113,000, and between JPY25,000 to JPY75,000 for 1/256C, depending upon the type of contract for the regional NTTs' optical fiber lines.

About IIJ

Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

EXHIBIT 6

For Immediate Release

CDN JAPAN Launches Pay-Per-View Digital Content Transmission

TOKYO, January 29, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI) today announced that CDN JAPAN, a non-profit consortium for broadband content distribution established by IIJ, Oracle Corporation Japan and Cisco Systems K.K., started distributing pay-per-view digital content programs through its integrated network platform to approximately 300,000 home users in Japan on January 29, 2002. The pay-per-view programs will be distributed by the end of March 2002, along with expiration of CDN JAPAN activities on business feasibility studies.

Since November 2001, CDN JAPAN has operated a full-fledged distribution platform with digital content control functions such as authentication and prevention of illicit use of content, and has distributed 100-150 broadband content programs to broadband users nationwide. The pay-per-view system is officially launched today with approximately 40 broadband content including movies, karaoke, music, games and animation. Fee for the pay-per-view content depends on a charging scheme set up by each content holder.

CDN JAPAN Members:
Internet Initiative Japan Inc., Oracle Corporation Japan, Cisco Systems K.K., EMC Japan K.K., Itochu Techno-Science Corporation, Sun Microsystems K.K. Sony Communication Network Corporation, Hewlett-Packard Japan, Ltd.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is one of Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

EXHIBIT 7

IIJ
Internet Initiative Japan

THOMSON FINANCIAL

FOR IMMEDIATE RELEASE

CONTACT IN JAPAN
Internet Initiative Japan Inc.
Junko Higasa
Investor Relations/Media Relations
E-mail: ir@iij.ad.jp
Phone: 81-3-5259-6500

CONTACT IN THE UNITED STATES
Thomson Financial / Carson
Mami Ogawa
Investor Relations
E-mail: mami.ogawa@tfn.com
Phone: 212-701-1824

IIJ 3rd Quarter 2001 Conference Call to be Broadcast Over the Internet

New York, January 30, 2002 – Internet Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet access and Internet-related services providers, announced today that it will release its financial results for the third quarter ended December 31, 2001 on Tuesday, February 12, 2002. In conjunction with this release, IIJ will host a conference call on the following day, which will be simultaneously broadcasted over the Internet. Yasuhiro Nishi, Chief Financial Officer, will host the call.

Wednesday, February 13, 2002

United States:
9:00 AM Eastern Time
8:00 AM Central Time
7:00 AM Mountain Time
6:00 AM Pacific Time

Japan:
11:00 PM Standard Time

Investors can access the conference call over the Internet through a link in the Investor Relations section of the Company's homepage at www.iij.ad.jp , or through the Vcall website located at www.vcall.com . Please allow 15 minutes prior to the call to visit the sites, and to download and install any necessary audio software. A replay will be available on the IIJ and Vcall websites for 90 days following the live call.

Internet Initiative Japan Inc. is Japan's leading Internet-access and comprehensive network solution provider mainly targeting high-end corporate customers. Founded in 1992, IIJ has built one of the largest Internet backbone networks in Japan and between Japan and the United States. IIJ and its group of companies provide total solutions ranging from new generation network services over optical-fiber infrastructure optimized for data communications to construction of Asia-wide IP backbone networks, high-quality Internet access, security system services, hosting/housing, content design and systems integration.

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EXHIBIT 8

IIJ
Internet Initiative Japan

For Immediate Release

IIJ to Upgrade its Managed Firewall Service

TOKYO, January 31, 2002 – Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI), Japan's leading Internet access and comprehensive solutions provider, will add a new service line to its managed firewall service "IIJ Security Standard", as of February 1, 2002. The new line, "WatchGuard Firebox III", delivers more than double the processing capacity of its predecessors, providing an enhanced security solution geared to swiftly growing data traffic.

IIJ Security Standard, which is part of the Company's value-added services, covers aspects of a customer's managed firewall service needs including everyday operation by IIJ dedicated engineers, 24 hours a day, 365 days a year. Depending on a number of factors including the number of users, packet filtering performance, HTTP proxy performance and 3DES(VPN) performance, monthly charges for the service range from JPY60,000 to JPY120,000.

"Since the IIJ Security Standard was launched in October 1999, the service has built a solid record in the Japanese managed firewall service market," said Koichi Suzuki, the President and CEO of IIJ. "With on-going growth in Internet traffic, we will continue to enhance our managed firewall services as a part of our security solutions, and ensure our position in the industry as the best service provider in corporate market."

The Company was awarded "the best service provider of year 2001" title in a major annual survey conducted by Nikkei Communications, a leading telecom industry trade magazine. According to the survey, which encompassed responses from 926 corporations in Japan and was released on December 3rd 2001, IIJ was ranked number one in all qualifying categories of dedicated access, dialup access and value-added services.

About IIJ
Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is Japan's leading Internet-access and comprehensive Internet solution provider mainly targeting high-end corporate customers. Founded in 1992 as a pioneer of commercial Internet services in Japan, IIJ has built one of the largest Internet backbone networks in Japan as well as between Japan and the United States. IIJ and its group companies provide total solutions including new generation network services over optical-fiber infrastructure optimized for data communications, construction of Asian-wide IP backbone networks, high-quality Internet access, securities, hosting/housing, and content design and systems integration.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms. Junko Higasa, IIJ Group Media/Investor Relations Office
Tel: +81-3-5259-6310 E-mail: press@iij.ad.jp URL: http://www.iij.ad.jp/

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